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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13d

                    Under the Securities Exchange Act of 1934

                                 (RULE 13d-101)

           Information to be Included in Statements Filed Pursuant to
      Rule 13d-1(a) and Amendments thereto Filed Pursuant to Rule 13d-2(a)

                               (Amendment No. 4)*

                            TRITON PCS HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities

                                    896775103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Harvey M. Eisenberg, Esq.
                              O'Melveny & Myers LLP
                        30 Rockefeller Plaza, 24th Floor
                            New York, New York 10112
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 January 1, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13-d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan Partners (23A SBIC), L.P. (formerly
         known as J.P. Morgan Partners (23A SBIC), LLC               13-337-6808
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
         (see Instructions)
                                                                      (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (see Instructions)

                     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

           NUMBER OF              9,018,907 Class A Common Stock (includes
                                  vesting of Restricted Stock for 4,750)
            SHARES           ---------------------------------------------------
                             8  SHARED VOTING POWER
         BENEFICIALLY
                                  Not applicable.
           OWNED BY          ---------------------------------------------------
                             9  SOLE DISPOSITIVE POWER
             EACH
                                  9,018,907 Class A Common Stock (includes
           REPORTING              vesting of RestrictedStock for 4,750 Shares)
                             ---------------------------------------------------
          PERSON WITH        10 SHARED DISPOSITIVE POWER

                                  Not applicable.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,018,907 Class A Common Stock (includes vesting of Restricted
         Stock for 4,750 Shares)
--------------------------------------------------------------------------------
12  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                [X ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.0%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (see Instructions)

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J.P. Morgan (SBIC), LLC (the successor to J.P. Morgan
         Investment Corporation)                                      13-3610568
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
         (see Instructions)
                                                                      (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (see Instructions)

                     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

           NUMBER OF              7,549,104 Class B Non-voting Common Stock
                             ---------------------------------------------------
            SHARES
                             8  SHARED VOTING POWER
         BENEFICIALLY
                                  Not applicable.
           OWNED BY          ---------------------------------------------------
                             9  SOLE DISPOSITIVE POWER
             EACH
                                  7,549,104 Class B Non-voting Common Stock
           REPORTING         ---------------------------------------------------

          PERSON WITH        10 SHARED DISPOSITIVE POWER

                                  Not applicable.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,549,104 Class B Non-voting Common Stock
--------------------------------------------------------------------------------
12  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (see Instructions)

              OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         60 Wall Street SBIC Fund, LLP                                13-3610568
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
    (see Instructions)
                                                                 (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (see Instructions)

                     WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                             7  SOLE VOTING POWER

           NUMBER OF              376,995 Class B Non-voting Common Stock
                             ---------------------------------------------------
            SHARES           8  SHARED VOTING POWER

         BENEFICIALLY             Not applicable.

           OWNED BY          ---------------------------------------------------
                             9  SOLE DISPOSITIVE POWER
             EACH
                                  376,995 Class B Non-voting Common Stock
           REPORTING         ---------------------------------------------------

          PERSON WITH        10 SHARED DISPOSITIVE POWER

                                  Not applicable.
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         376,995 Class B Non-voting Common Stock
--------------------------------------------------------------------------------
12  CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                [X]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (see Instructions)

              PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

PRELIMINARY NOTE: The information contained in this Schedule 13D/A has been amended to reflect an increase in the amount of Shares reported by J.P. Morgan Partners (23A SBIC), L.P. as a result of vesting of Restricted Stock, a change in the name of the Reporting Person from J.P. Morgan Partners (23A SBIC), LLC to J.P. Morgan Partners (23A SBIC), L.P. and a change in the Controlling Persons of the Reporting Persons.

ITEM 1.    SECURITY AND ISSUER.

           This statement (the "Statement") relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and together with the Class A Common Stock, sometimes referred to herein as the "Common Stock"), of Triton PCS Holdings, Inc. (the "Issuer"). The Class B Common Stock may be converted at any time at the option of the holder thereof into an equivalent number of shares of Class A Common Stock. The Issuer's principal executive offices are located at 375 Technology Drive, Malvern, PA 19355.

ITEM 2.    IDENTITY AND BACKGROUND.

           This  Statement  is being  filed by each of the  following  Reporting
           Persons: (i) J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC and CB Capital Investors, L.P.), a Delaware limited Partnership (hereinafter referred to as "JPMP
           (SBIC)") whose principal office is located at c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas, New York, New York 10020,
           (ii) J.P. Morgan SBIC LLC, a Delaware limited liability company (hereinafter referred to as "JPM SBIC"), whose principal office is located at 60 Wall Street, New York, New York 10260, and (iii) Sixty Wall Street SBIC Fund, L.P., a Delaware limited partnership (hereinafter referred to as "Sixty Wall"), whose principal office is located at 60 Wall Street, New York, New York 10260.

           JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (SBIC Manager)", whose principal business office is located at the same address as JPMP (SBIC). JPMP (SBIC Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (SBIC) Manager (the "JPMP (SBIC) Manager Disclosed Parties").

           JPMP (SBIC) Manager is a wholly-owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank (the "Chase Bank Disclosed Parties").

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

           JPM SBIC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule C hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPM SBIC (the "JPM SBIC Disclosed Parties").

           JPM SBIC is a wholly-owned subsidiary of J.P. Morgan Capital Corporation, a Delaware corporation (hereinafter referred to as "JPMPCC"), whose principal business office is located at the same address as JPM SBIC. JPMCC is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses and employments of each executive officer and director of JPMCC (the "JPMCC Disclosed Parties").

           Sixty Wall is also engaged in the venture capital and leveraged buyout business and is owned principally by employees of J.P. Morgan Chase & Co. Incorporated (formerly known as The Chase Manhattan Corporation), a Delaware corporation and its direct and indirect subsidiaries. Sixty Wall co-invests with JPMCC and its subsidiaries.

           The general partner of Sixty Wall is Sixty Wall Street SBIC Corporation, a Delaware corporation, whose principal business address is located at the same address as Sixty Wall, JPM SBIC and JPMCC (hereinafter referred to as "Sixty Wall Corp."). Sixty Wall Corp. is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule E hereto and incorporated herein by references are the names, business addresses, principal occupations and employments of each executive officer and director of Sixty Wall Corp. (the "Sixty Wall Corp. Disclosed Parties").

           Each of Chase Bank, JPMCC and Sixty Wall Corp. is a wholly-owned subsidiary of JP Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule F hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase (the "JP Morgan Chase Disclosed Parties"), and together with the JPMP (SBIC) Manager Disclosed Parties, the Chase Bank Disclosed Parties, the JPM SBIC Disclosed Parties, the JPMCC Disclosed Parties, and the Sixty Wall Corp. Disclosed Parties, the "Disclosed Parties").

           During the last five years, no Reporting Person or, to the knowledge of such Reporting Person, no Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The funds provided by JPMP (SBIC) for the purchase of the Issuer's Common Stock were obtained from JPMP (SBIC) contributed capital, which includes funds that are held available for such purpose. The funds provided by JPM SBIC for the purchase of the Issuer's Common Stock were obtained from JPM SBIC contributed capital, which includes funds that are held available for such purpose. All of the funds for Sixty Wall's purchase of the Issuer's Common Stock were obtained from Sixty Wall contributed capital, which includes funds that are held available for such purpose.

ITEM 4.    PURPOSE OF TRANSACTIONS.

           On December 31, 2000, J.P. Morgan & Co. Incorporated merged with and into The Chase Manhattan Corporation (the "Merger"), with the surviving corporation being J.P. Morgan Chase. As a result of the Merger, J.P. Morgan Chase indirectly acquired the Issuer's Common Stock held by JPM SBIC and Sixty Wall and as a result thereof, J.P. Morgan Chase may be deemed the indirect Beneficial Owner through the Reporting Persons of 16,945,006 shares of the Issuer's Common Stock which represented 26.7% of the Issuer's outstanding Common Stock as of December 31, 2003.

           JPMP (SBIC), JPM SBIC, Sixty Wall, Private Equity Investors III, L.P. and Equity-Linked Investors-II, which collectively owned an aggregate of 56.3% of the outstanding Class A common stock of the Issuer as of March 26, 2001, have verbally agreed that they will not be selling any additional securities of the Issuer at this time. They have also verbally agreed to act together, in cooperation with the Issuer and the Issuer's management, in determining the timing and extent of future sales of securities of the Issuer. The foregoing entities should be deemed to be acting together for such purposes until further notice.

           The acquisition of the Issuer's equity securities has been made by JPMP (SBIC), JPM SBIC and Sixty Wall for investment purposes. Although none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present intention to do so, each of JPMP (SBIC), JPM SBIC and Sixty Wall may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transaction, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of JPMP (SBIC), JPM SBIC and Sixty Wall may decide to sell al or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

           Except as set forth in this Item 4, none of JPMP (SBIC), JPM SBIC and Sixty Wall has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of
           Item 4 of Schedule 13D. However, JPMP (SBIC), JPM SBIC and Sixty Wall each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

           amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12 (g) of the Exchange Act.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           JPMP (SBIC) may be deemed the beneficial owner of 9,018,907 shares of Common Stock, which represents 15.0% of the Issuer's Common Stock as of December 31, 2003. JPMP (SBIC) has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. JPM SBIC may be deemed beneficial owner of 7,549,104 shares of the Issuer's Non-Voting Common Stock, which represents 11.1% of the outstanding shares of the Issuer's Common Stock as of December 31, 2003. JPM SBIC has the sole voting power and dispositive power with respect to its shares of the Issuer's Non-Voting Common Stock. Sixty Wall may be deemed the beneficial owner of 376,995 shares of the Issuer's Non-Voting Common Stock, which represents 0.6% of the Issuer's Common Stock as of December 31, 2003. Sixty Wall has the sole voting power and dispositive power with respect to its shares of the Issuer's Non-Voting Common Stock. Each of JPMP (SBIC), JPM and Sixty Wall disclaims that it is a member of a group with any other persons either for purposes of this Statement or for any other
           purpose   related  to  its  beneficial   ownership  of  the  Issuer's
           securities.

           Each of the Reporting Persons is a party to the agreement described in the second paragraph of Item 4 (the "Agreement"), and as such, they may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of the Issuer's Common Stock (a "Group"). Each Reporting Person disclaims membership in any Group and disclaims beneficial ownership of any shares of Common Stock held by any of the other parties to the Agreement or any member of a Group that might be attributed to them by reason of the Agreement. The filing of this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders' constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Statement relating to any Reporting Person other than itself and its related persons or entities.

           On December 7, 2001, JPMP (SBIC) sold 2,395,457 shares of Class A Common Stock for a purchase price of $29.10 per share in an open market transaction.

           On July 1, 2002, Arnold L. Chavkin, an executive officer of the Reporting Persons and a director of the Issuer, received a stock award (the "Stock Award") pursuant to a Director Stock Award Agreement by and between Triton PCS Holdings and Arnold L. Chavkin, dated as of July 1, 2002, a copy of which is attached hereto as Exhibit B and incorporated herein by reference. The Stock Award vests in five equal annual installments commencing June 1, 2003. On June 1, 2003, 4,750 shares vested under the Stock Award. Mr. Chavkin is obligated to transfer these shares to JPMP (SBIC) at its request.

           Except as reported in Item 4 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement.

           No person other than JPMP (SBIC), JPM SBIC and Sixty Wall, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common stock owned beneficially by JPMP (SBIC), JPM SBIC and Sixty Wall.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Stockholders Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall are parties to the First Amended and Restated Stockholders Agreement, dated October 27, 1999, by and among the Issuer and certain of its stockholders, a copy of which is attached as Exhibit A hereto and is incorporated by reference herein.

           Verbal Agreement. Each of JPMP (SBIC), JPM SBIC and Sixty Wall is a party to the verbal agreement described in the second paragraph of
           Item 4 of this Statement, which description is incorporated by reference herein in response to this Item.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

SCHEDULE A

Item 2 information for executive officers and directors of JPMP (SBIC) Manager.

SCHEDULE B

Item 2 information for executive officers and directors of Chase Bank.

SCHEDULE C

Item 2 information for executive officers and directors of JPM SBIC.

SCHEDULE D

Item 2 information for executive officers and directors of JPMCC.

SCHEDULE E

Item 2 information for executive officers and directors of Sixty Wall Corp.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

SCHEDULE F

Item 2 information for executive officers and directors of JP Morgan Chase.

EXHIBIT A

First Amended and Restated Stockholders Agreement, dated October 27, 1999 by and among Triton PCS Holdings, Inc., AT&T Wireless PCS, L.L.C., and the other parties appearing on the signature pages thereto.*

EXHIBIT B

Restricted Stock Agreement dated July 1, 2002.*

EXHIBIT C

Joint Filing Agreement

*Filed previously.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   FEBRUARY 11, 2004           J.P. MORGAN PARTNERS (23A SBIC), L.P.
   -----------------
         Date                  By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                                   its General Partner

                               By: /s/ Jeffrey C. Walker
                               ----------------------------------------------
                                   Name: Jeffrey C. Walker
                                   Title: President

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   FEBRUARY 11, 2004           J.P. MORGAN PARTNERS SBIC LLC
   -----------------
         Date                  By: /s/ Jeffrey C. Walker
                               ----------------------------------------------
                                   Name: Jeffrey C. Walker
                                   Title: President

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

   FEBRUARY 11, 2004           SIXTY WALL STREET FUND, L.P.
   -----------------
         Date                  By: SIXTY WALL STREET SBIC FUND, L.P.
                               its General Partner

                               By: /s/ Jeffrey C. Walker
                               ----------------------------------------------
                                   Name: Jeffrey C. Walker
                                   Title: President

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------


                                                                       EXHIBIT C

                             JOINT FILING AGREEMENT

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 11th day of February, 2004.

                             J.P. MORGAN PARTNERS (23A SBIC), L.P.

                             By: J.P. Morgan Partners (23A SBIC Manager), Inc., Its General Partner

                             By:  /s/ Jeffrey C. Walker
                                      ------------------------------------------
                                      Name:    Jeffrey C. Walker
                                      Title:   President

                             J.P. MORGAN SBIC LLC

                             By:  /s/ Jeffrey C. Walker
                                      ------------------------------------------
                                      Name:    Jeffrey C. Walker
                                      Title:   President

                             SIXTY WALL STREET SBIC FUND, L.P.

                             By:  Sixty Wall Street SBIC Corporation,
                                  its General Partner

                             By:  /s/ Jeffrey C. Walker
                                      ------------------------------------------
                                      Name:    Jeffrey C. Walker
                                      Title:   President

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (23A SBIC MANAGER), INC.

                              EXECUTIVE OFFICERS(1)

President                                                Jeffrey C. Walker*
Chief Investment Officer                                 Arnold L. Chavkin*
Managing Director                                        Dr. Dana Beth Ardi*
Managing Director                                        Christopher C. Behrens*
Managing Director                                        Julie Casella-Esposito*
Managing Director                                        Rodney A. Ferguson*
Managing Director                                        Cornell P. French*
Managing Director                                        Michael R. Hannon*
Managing Director                                        Alfredo Irigoin*
Managing Director                                        Andrew Kahn*
Managing Director                                        Jonathan R. Lynch*
Managing Director                                        Stephen P. Murray*
Managing Director                                        Timothy Purcell*
Managing Director                                        Faith Rosenfeld*
Managing Director                                        Shahan D. Soghikian*
Managing Director                                        Timothy J. Walsh*
Managing Director                                        Richard D. Waters, Jr.*
Managing Director                                        Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                               Jeffrey C. Walker*

-----------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------


                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                               EXECUTIVE OFFICERS(1)

  Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
  Vice Chairman                                                              David A. Coulter*
  Vice Chairman                                                              Thomas B. Ketchum*
  Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
  Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
  Vice Chairman                                                              Jeffrey C. Walker**
  Executive Officer                                                          Donald H. McCree III*
  Chief Financial Officer                                                    Dina Dublon*
  General Counsel                                                            William H. McDavid*
  Director of Human Resources                                                John J. Farrell*
  Director of Corporate Marketing and Communications                         Frederick W. Hill*
  Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
  Controller                                                                 Joseph L. Scalfani*

----------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

                                  DIRECTORS(1)


                                   PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                              BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                  Retired Chairman of the Board and
                                   Chief Executive Officer
                                   Deere & Company
                                   One John Deere Place
                                   Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.             President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy               Chairman of the Board
                                   Honeywell International
                                   P.O. Box 3000
                                   Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 Ellen V. Futter                   President and Trustee
                                   American Museum of Natural History
                                   Central Park West at 79th Street
                                   New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III              President and Chief Executive Officer
                                   The College Fund/UNCF
                                   9860 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.          Chairman of the Board and
                                   Chief Executive Officer
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue, 8th Floor
                                   New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                  Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   Four Times Square
                                   New York, New York  10036
--------------------------------------------------------------------------------

----------------------
(1)   Each of whom is a United States citizen.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------


                                                                      SCHEDULE C

                              J.P. MORGAN SBIC LLC

                             EXECUTIVE OFFICERS(1)

President                                               Jeffrey C. Walker*
Chief Investment Officer                                Arnold L. Chavkin*
Managing Director                                       Dr. Dana Beth Ardi*
Managing Director                                       Christopher C. Behrens*
Managing Director                                       Julie Casella-Esposito*
Managing Director                                       Rodney A. Ferguson*
Managing Director                                       Cornell P. French*
Managing Director                                       Michael R. Hannon*
Managing Director                                       Alfredo Irigoin*
Managing Director                                       Andrew Kahn*
Managing Director                                       Jonathan R. Lynch*
Managing Director                                       Stephen P. Murray*
Managing Director                                       Timothy Purcell*
Managing Director                                       Faith Rosenfeld*
Managing Director                                       Shahan D. Soghikian*
Managing Director                                       Timothy J. Walsh*
Managing Director                                       Richard D. Waters, Jr.*
Managing Director                                       Damion E. Wicker, M.D.*

                                  DIRECTORS(1)

                               Jeffrey C. Walker*

----------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------


                                                                      SCHEDULE D

                         J.P. MORGAN CAPITAL CORPORATION

                             EXECUTIVE OFFICERS(1)

President                                                Jeffrey C. Walker*
Chief Investment Officer                                 Arnold L. Chavkin*
Managing Director                                        Dr. Dana Beth Ardi*
Managing Director                                        Christopher C. Behrens*
Managing Director                                        Julie Casella-Esposito*
Managing Director                                        Rodney A. Ferguson*
Managing Director                                        Cornell P. French*
Managing Director                                        Michael R. Hannon*
Managing Director                                        Alfredo Irigoin*
Managing Director                                        Andrew Kahn*
Managing Director                                        Jonathan R. Lynch*
Managing Director                                        Stephen P. Murray*
Managing Director                                        Timothy Purcell*
Managing Director                                        Faith Rosenfeld*
Managing Director                                        Shahan D. Soghikian*
Managing Director                                        Timothy J. Walsh*
Managing Director                                        Richard D. Waters, Jr.*
Managing Director                                        Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


----------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------


                                                                      SCHEDULE E

                       SIXTY WALL STREET SBIC CORPORATION

                             EXECUTIVE OFFICERS(1)

President                                                Jeffrey C. Walker*
Chief Investment Officer                                 Arnold L. Chavkin*
Managing Director                                        Dr. Dana Beth Ardi*
Managing Director                                        Christopher C. Behrens*
Managing Director                                        Julie Casella-Esposito*
Managing Director                                        Rodney A. Ferguson*
Managing Director                                        Cornell P. French*
Managing Director                                        Michael R. Hannon*
Managing Director                                        Alfredo Irigoin*
Managing Director                                        Andrew Kahn*
Managing Director                                        Jonathan R. Lynch*
Managing Director                                        Stephen P. Murray*
Managing Director                                        Timothy Purcell*
Managing Director                                        Faith Rosenfeld*
Managing Director                                        Shahan D. Soghikian*
Managing Director                                        Timothy J. Walsh*
Managing Director                                        Richard D. Waters, Jr.*
Managing Director                                        Damion E. Wicker, M.D.*

                                   DIRECTORS(1)

                               Jeffrey C. Walker*

----------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

                                                                      SCHEDULE F

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)


  Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
  Vice Chairman                                                              David A. Coulter*
  Vice Chairman                                                              Thomas B. Ketchum*
  Vice Chairman                                                              Donald H. Layton*
  Vice Chairman                                                              Jeffrey C. Walker**
  Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
  Executive Officer                                                          Donald H. McCree III*
  Executive Vice President; Chief Financial Officer                          Dina Dublon*
  Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
  General Counsel                                                            William H. McDavid*
  Director of Human Resources                                                John J. Farrell*
  Director of Corporate Marketing and Communications                         Frederick W. Hill*
  Controller                                                                 Joseph L. Scalfani*


--------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13D

ISSUER: Triton PCS Holdings, Inc.                        CUSIP NUMBER: 896775103
------                                                   ------------

                                  DIRECTORS(1)


                                   PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                              BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                  Retired Chairman of the Board and
                                   Chief Executive Officer
                                   Deere & Company
                                   One John Deere Place
                                   Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                  Chairman and Chief Executive Officer
                                   Bechtel Group, Inc.
                                   P.O. Box 193965
                                   San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.             President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                     Former Chairman and Chief Executive Officer
                                   TIAA-CREF
                                   730 Third Avenue
                                   New York, NY 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy               Chairman of the Board
                                   Honeywell International
                                   P.O. Box 3000
                                   Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                  Chairman of the Board
                                   Ryder System, Inc.
                                   3600 N.W. 82nd Avenue
                                   Miami,  Florida 33166
--------------------------------------------------------------------------------
 Ellen V. Futter                   President and Trustee
                                   American Museum of Natural History
                                   Central Park West at 79th Street
                                   New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III              President and Chief Executive Officer
                                   The College Fund/UNCF
                                   9860 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.          Chairman of the Board and
                                   Chief Executive Officer
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue, 8th Floor
                                   New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                  Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   Four Times Square
                                   New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                    Chairman of the Board and
                                   Chief Executive Officer
                                   Exxon Mobil Corporation
                                   5959 Las Colinas Boulevard
                                   Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                  Chairman of the Board
                                   American Home Products Corporation
                                   5 Giralda Farms
                                   Madison, New Jersey  07940
--------------------------------------------------------------------------------

---------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.